

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2012

Via E-Mail
Mr. Jason McDiarmid
President and Chief Executive Officer
Essential Innovations Technology Corp.
3F Shun Feng, International Centre, 182 Queens Road East
Hong Kong, SAR, China

> **Re:** **Essential Innovations Technology Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 5, 2012**
> **File No. 333-184116**

Dear Mr. McDiarmid:

We have reviewed your registration statement and have the following comments.

Prospectus Summary, page 6

1. We note your response to comment 2 in our letter dated October 19, 2012. Please disclose here that you are not a blank check company and have no intention to engage in a business combination.

2. We note your response to comment 4 in our letter dated October 19, 2012. We reissue part of this comment. Please revise to disclose if true, that Vortex Energy Research Inc. retains the ownership of the intellectual property.

3. We note disclosure in the first paragraph of the "Plan of Distribution" section that the duration of the offering is four months from the effectiveness of the prospectus. Please revise the prospectus cover page and the "Termination of the Offering" section in the "Prospectus Summary" section on page 6 to disclose such duration of the offering.

Legal Proceedings, page 27

4. We note that you have stated that the lawsuit filed by Earth Source Energy Inc. is for 'general damages'. Please clarify whether this means cash, and state the dollar amount sought.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-Mail
        William L. Macdonald